Savos Investments Trust
Registration # 811-08977
Form N-SAR
Annual Period Ended September 30, 2015

Sub-Item 77K:  Change in Independent Registered Public Accounting Firm

KPMG LLP was previously the principal accountants for Savos Investments Trust.  On September 9, 2015, that firm resigned and Cohen Fund Audit Services, LTD was engaged as principal accountants.  The decision to change accountants was approved by the audit committee of the board of trustees.

During the two fiscal years ended September 30, 2014, and the subsequent interim period through September 9, 2015, there were no: (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of KPMG LLP on the financial statements of Savos Investments Trust as of and for the years ended September 30, 2014 and September 30, 2013 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

A letter from KPMG LLP is attached as Exhibit A to Item 77K of Form N-SAR.